UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit No.	Exhibit

4.1	Form of Securities Purchase Agreement.

4.2	Form of Placement Agent Warrant.

5.1	Opinion of FISCHER (FBC & Co.).

5.2	Opinion of Haynes and Boone, LLP.

23.1	Consent of FISCHER (FBC & Co.) (included in Exhibit 5.1).

23.2	Consent of Haynes and Boone, LLP (included in Exhibit 5.2).

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of ADSs or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 27, 2019 (Registration file number 333-235729), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333-238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on December 8, 2022 (Registration file number 333-268710), the Registrant’s Registration Statement on Form F-1, as amended, originally filed with the Securities and Exchange Commission on October 30, 2023 (Registration file number 333-275216) and the Registrant’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on July 22, 2024 (Registration file number 333-280947), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 4, 2024	PURPLE BIOTECH LTD.

	By:	/s/ Gil Efron
Gil Efron
Chief Executive Officer

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